CI Fund Management Inc. 082-04994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

SUPPL



News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports net sales of $243 million, asset growth of 2.7% in March

TORONTO (April 1, 2010) – CI Financial Corp. ("CI") today reported gross retail sales of $1.1 billion and net sales of $243 million for the month of March. Assets under management at March 31, 2010 were $68.1 billion, an increase of $1.8 billion or 2.7% over the month.

For March, net sales consisted of $213 million in net sales of long-term funds and $30 million in money market funds. For the year-to-date, CI had gross retail sales of $2.9 billion and net sales of $690 million.

"CI had a very successful quarter, with net sales of $690 million representing increases of 69% over the previous quarter and 287% over the first three months of 2009," said Stephen A. MacPhail, CI President. "Meanwhile, we have seen steady asset growth, with retail assets under management at the end of March up 5.3% from the average of the fourth quarter of last year."

Total fee-earning assets at March 31, 2010 were $90.5 billion, an increase of $2.3 billion or 2.7% during the month. Assets under management consisted of retail investment funds at CI Investments Inc. of $64.5 billion and institutional assets of $3.7 billion. CI also reported assets under administration at Assante Wealth Management (Canada) Ltd. of $21.7 billion, and other fee-earning assets of $681 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

dw 5/13

CI Financial **News Release**

CI FINANCIAL CORP. March 31, 2010 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$936	$723	$213
Short-term funds	$146	$116	$30
TOTAL RETAIL FUNDS	$1,082	$839	$243

FEE-EARNING ASSETS	Feb. 28/10 (millions)	Mar. 31/10 (millions)	% Change
Retail assets under management	$62,483	$64,452	3.2%
Institutional managed assets	3,832	3,676	-4.1%
TOTAL assets under management	$66,315	$68,128	2.7%
Assante assets under administration*	21,174	21,726	2.6%
CI other fee-earning assets	706	681	-3.5%
TOTAL FEE-EARNING ASSETS	$88,195	$90,535	2.7%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Feb. 28/10 (millions)	Mar. 31/10 (millions)	% Change
Monthly average retail assets	$61,755	$63,970	3.6%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Dec. 31/09 (millions)	Mar. 31/10 (millions)	% Change
Quarterly average retail assets	$61,186	$62,849	2.7%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2009 (millions)	Fiscal 2010 (millions)	% Change
Fiscal year average retail assets	$55,430	$62,849	13.4%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	291,189,816	Debt outstanding	$657
QTD weighted avg. shares	291,517,728	Cash and marketable securities	(36)
Yield at $21.50	3.3%	Net debt outstanding	$621
In-the-money options	7,277,390		
Percentage of all options	100%	Terminal redemption value of funds	$803
All options % of shares	2.5%	Quarter-to-date equity-based compensation**	$4

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($22.00) to March 31, 2010 ($21.50).

ESTIMATED GEOGRAPHIC EXPOSURE OF AUM			
Canada	52%	Asia	3%
United States	22%	Other	3%
Europe	10%	Cash	10%

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending April 30, 2010

Toronto, April 6, 2010 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending April 30, 2010 of $0.04167 per Priority Equity Share payable on April 30, 2010 to unitholders of record as at April 15, 2010.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending April 30, 2010

Toronto, April 21, 2010 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending April 30, 2010 payable on May 14, 2010 to unitholders of record as at April 30, 2010:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374